SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                  --------------------------------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  --------------------------------------------

(Mark One)

(   )   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934 for the fiscal year ended _______________

or

( X )   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 for the transition period from January 1, 1998 to September 27, 1998

Commission File No.  000-24484

     A. Full title and address of the plan, if different from that of the issuer named below:

                             ACCUSTAFF INCORPORATED
                              EMPLOYEE SAVINGS AND
                         PROFIT SHARING PLAN AND TRUST
                              ONE INDEPENDENT DRIVE
                           JACKSONVILLE, FLORIDA 32202
                                 (904) 360-2000

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             ACCUSTAFF INCORPORATED
                              ONE INDEPENDENT DRIVE
                           JACKSONVILLE, FLORIDA 32202
                                 (904) 360-2000


                              REQUIRED INFORMATION

     The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

     1. Statements of Net Assets Available for Benefits as of September 27, 1998 and December 31, 1997.

     2. Statement of Changes in Net Assets Available for Benefits for the Period Ended September 27, 1998.




                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized on this 29th day of June 1999.

                            ACCUSTAFF INCORPORATED
                              EMPLOYEE SAVINGS AND
                         PROFIT SHARING PLAN AND TRUST
                     By: MODIS PROFESSIONAL SERVICES, INC.
                              (Plan Administrator)

                            By: /s/ Robert P. Crouch
                                --------------------
           Robert P. Crouch, Vice President & Chief Accounting Officer

                            ACCUSTAFF INCORPORATED
               EMPLOYEE SAVINGS AND PROFIT SHARING PLAN AND TRUST
                    REPORT ON AUDITS OF FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES
                 FOR THE PERIOD ENDED SEPTEMBER 27, 1998 AND
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                TABLE OF CONTENTS

Report of Independent Accountants                                              3

Financial Statements:

Statements of Net Assets Available for Benefits With Fund Information as
of September 27, 1998 and December 31, 1997                                    4

Statement of Changes in Net Assets Available for Benefits With Fund
Information for the period ended September 27, 1998                            5

Notes to Financial Statements                                                  6

Supplemental Schedules:

Item 27a-Schedule of Assets Held for Investment Purposes                       9

Item 27b-Schedule of Loans or Fixed Income Obligations                        10

Item 27c-Schedule of Leases in Default or Classified as Uncollectible         11

Item 27d-Schedule of Reportable Transactions                                  12

Item 27e-Schedule of Nonexempt Transactions                                   13

Item 27f-Schedule of Nonexempt Transactions                                   14

Report of Independent Accountants

To the Participants and Administrator
of AccuStaff Incorporated Employee Savings and
Profit Sharing Plan and Trust


In our opinion, the accompanying statements of net assets available for benefits with fund information and the related statement of changes in net assets available for benefits with fund information present fairly, in all material respects, the net assets available for benefits of the AccuStaff Incorporated (the Company) Employee Savings and Profit Sharing Plan and Trust (the Plan) at September 27, 1998 and December 31, 1997, and the changes in net assets available for benefits for the period ended September 27, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of AccuStaff Incorporated Employee Savings and Profit Sharing Plan and Trust are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP

Jacksonville, Florida
June 18, 1999

AccuStaff Incorporated Employee Savings and Profit Sharing Plan and Trust Statements of Net Assets Available for Benefits With Fund Information as of September 27, 1998 and December 31, 1997


                                            Net Assets as of September 27, 1998
                        ------------------------------------------------------------------------
                                 Investments, at fair value                   Receivables
                        ------------------------------------------   ---------------------------
                                                                                                        Net
                                         Mutual                                                        Assets
                          Money           Fund        Participant                                    Available
Participant               Market         Pooled          Notes       Participants'   Employer's         for
Directed                  Funds          Accounts     Receivable     Contribution   Contribution      Benefits
                        ------------   ------------   ------------   ------------   ------------    ------------
Strong Money
  Market Fund           $  3,075,841   $          -   $          -   $          -   $          -    $  3,075,841
Strong Mutual Fund
 Pooled Accounts:
  Government Securities            -      1,514,514              -              -              -       1,514,514
  Asset Allocation                 -        470,301              -              -              -         470,301
  Common Stock                     -      1,827,886              -              -              -       1,827,886
  Growth                           -      1,823,402              -              -              -       1,823,402
  Index 500                        -      1,103,827              -              -              -       1,103,827
  International Stock              -        315,706              -              -              -         315,706
  Schafer Value                    -      1,438,183              -              -              -       1,438,183
  AccuStaff Incorporated
    Stock Pool                     -        392,951              -              -              -         392,951
Merrill Lynch Money
  Market                           -         82,000              -              -              -          82,000
Participant Notes                  -              -         77,749              -              -          77,749
Other                              -              -              -        108,919         30,346         139,265
                        ------------   ------------   ------------   ------------   ------------    ------------
Total                   $  3,075,841   $  8,968,770   $     77,749   $    108,919   $     30,346    $ 12,261,625




                                                       Net Assets as of December 31, 1997
                        ---------------------------------------------------------------------------------------
                                     Investments, at fair value                     Receivables
                        ---------------------------------------------------------   ------------
                                                                                                                      Net
                                         Mutual                                                    Transfers         Assets
                          Money           Fund                       Participant                      from          Available
Participant               Market         Pooled         Limited         Notes       Participants'    Merged           for
Directed                  Funds          Accounts     Partnerships   Receivable     Contribution      Plans          Benefits
                        ------------   ------------   ------------   ------------   ------------   ------------    ------------
Strong Money
  Market Fund           $    984,184   $          -   $          -   $          -   $          -   $          -   $    984,184
Strong Mutual Fund
 Pooled Accounts:
  Government Securities            -        350,135              -              -              -              -        350,135
  Asset Allocation                 -        138,365              -              -              -              -        138,365
  Common Stock                     -        712,064              -              -              -              -        712,064
  Growth                           -        715,313              -              -              -              -        715,313
  Index 500                        -          1,445              -              -              -              -          1,445
  International Stock              -        154,866              -              -              -              -        154,866
  Schafer Value                    -        427,555              -              -              -              -        427,555
  AccuStaff Incorporated
    Stock Pool                     -        194,711              -              -              -              -        194,711
Merrill Lynch Money
  Market                           -         81,271              -              -              -              -         81,271
Limited Partnership                -              -          2,200              -              -              -          2,200
Participant Notes                  -              -              -          6,609              -              -          6,609
Other                              -              -              -              -         38,875      6,931,846      6,970,721
                        ------------   ------------   ------------   ------------   ------------   ------------    ------------
Total                   $    984,184   $  2,775,725   $      2,200   $      6,609   $     38,875   $  6,931,846   $ 10,739,439







The accompanying notes are an integral part of these financial statements.

AccuStaff Incorporated Employee Savings and Profit Sharing Plan and Trust Statement of Changes in Net Assets Available for Benefits With Fund Information for the period ended September 27, 1998

                                                   Additions to Net Assets Attributed to:
                        ---------------------------------------------------------------------------------
                        Investments                                             Contributions
                        -----------                               ---------------------------------------
                           Net
                       Appreciation
                      (Depreciation)
Participant            in Fair Value                                            Participants'                  Total
Directed              of Investments    Interest     Dividends    Participants'  Rollovers     Employer's    Additions
                        -----------   -----------   -----------   -----------   -----------   -----------   -----------
Strong Money
  Market Fund           $         -   $        13   $   159,425   $   158,772   $     7,326   $    34,665   $   360,201
Strong Mutual Fund
 Pooled Accounts:
  Government Securities      36,745            74        25,089       266,206        15,949        80,100       424,163
  Asset Allocation          (16,247)            -         5,371        80,565           492        23,423        93,604
  Common Stock             (228,970)          304         3,377       356,625        13,573        99,795       244,704
  Growth                    (44,833)          275             -       347,114        14,398        96,835       413,789
  Index 500                 (65,998)            -           166       254,059        16,540        71,141       275,908
  International Stock       (62,475)            -         2,572        81,835         2,962        24,066        48,960
  Schafer Value            (334,761)            -             -       331,295         6,628        88,875        92,037
  AccuStaff Incorporated
    Stock Pool             (194,653)            9             -       142,544         3,664        41,444        (6,992)
Merrill Lynch Money
  Market                          -           729             -             -             -             -           729
Limited Partnership          (2,200)            -             -             -             -             -        (2,200)
Participant Notes                 -           312             -             -             -             -           312
Other                       535,577             -             -       108,919             -        30,346       674,842
                        -----------   -----------   -----------   -----------   -----------   -----------   -----------
Total                   $  (377,815)  $     1,716   $   196,000   $ 2,127,934   $    81,532   $   590,690   $ 2,620,057





                                                                      Transfers                             Net Assets Available
                                                        Transfers      to Modis                                  for Benefits
                           Benefits                       from        Retirement         Net             -------------------------
Participant                Paid to       Interfund       Merged         Savings        Increase          Beginning        End
Directed                 Participants    Transfers        Plans          Plan         (Decrease)          of Year        of Year
                         -----------    -----------    -----------    -----------     -----------        -----------   -----------
Strong Money
  Market Fund           $  1,434,572   $  2,338,613   $    827,469   $        (54)   $  2,091,657       $    984,184  $  3,075,841
Strong Mutual Fund
 Pooled Accounts:
  Government Securities      103,034        846,947              -         (3,697)      1,164,379            350,135     1,514,514
  Asset Allocation            26,308        260,535          4,105              -         331,936            138,365       470,301
  Common Stock                92,161        963,297              -            (18)      1,115,822            712,064     1,827,886
  Growth                      59,588        754,115              -           (227)      1,108,089            715,313     1,823,402
  Index 500                   68,559        895,033              -              -       1,102,382              1,445     1,103,827
  International Stock         22,279        144,553              -        (10,394)        160,840            154,866       315,706
  Schafer Value               76,626        995,336              -           (119)      1,010,628            427,555     1,438,183
  AccuStaff Incorporated
    Stock Pool                28,503        233,927              -           (192)        198,240            194,711       392,951
Merrill Lynch Money
  Market                           -              -              -              -             729             81,271        82,000
Limited Partnership                -              -              -              -          (2,200)             2,200             -
Participant Notes              3,114         73,942              -              -          71,140              6,609        77,749
Other                              -     (7,506,298)             -              -      (6,831,456)         6,970,721       139,265
                         -----------    -----------    -----------    -----------     -----------        -----------   -----------
Total                   $  1,914,744   $          -   $    831,574   $    (14,701)   $  1,522,186       $ 10,739,439  $ 12,261,625



The accompanying notes are an integral part of these financial statements.

AccuStaff Incorporated Employee Savings and Profit Sharing Plan and Trust Notes to Financial Statements



1.     Description of Plan:

The following description of the AccuStaff Incorporated (the Company) Employee Savings and Profit Sharing Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. Effective October 1, 1998, AccuStaff Incorporated changed its name to Modis Professional Services, Inc.

On September 27, 1998, the plan sponsorship was transferred to CHI Financial Services, Inc. when AccuStaff Incorporated sold its commercial division to Randstad U.S., L.P.

General - The Plan is a defined contribution plan covering the commercial division employees of AccuStaff Incorporated who are age 21 or older and have completed at least one year of service with a minimum of 1,000 hours. To continue to vest in Company contributions, a participant must work at least 1,000 hours each year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions - Employer contributions to the Plan are at the discretion of the Company and are a discretionary matching percentage of the participants' contributions. Company contributions are allocated to participants in proportion to their annual compensation.

Participants may elect to defer and contribute to the Plan up to 15% of their annual compensation, within the limitations prescribed by law, and under the provisions of the Plan. Individual participants' contributions are limited to an annual IRS maximum amount ($10,000 for the plan year ended December 31, 1998).

Investment Options - Under the provisions of the Plan, participants may direct their contributions to be invested in various pooled accounts of the Strong Mutual Fund Company. Contributions may be invested in one account or allocated among different accounts. Changes in allocation of contributions among accounts are permitted pursuant to contract provisions.

Accounts available to participants and the related investment objective are summarized as follows:

     Strong Money Market - This Fund seeks current income, a stable share price and daily liquidity. The Fund invests in corporate, bank and government instruments that present minimal credit risk.

     Strong Government Securities - This Fund seeks total return by investing for a high level of current income with a moderate degree of share-price fluctuation. The Fund normally invests at least 80% of its net assets in U.S. government securities.

     Strong Asset Allocation - This Fund seeks high total return consistent with reasonable risk over the long term. The Fund pursues this objective by allocating its assets among stocks, bonds and cash.

     Strong Common Stock - This Fund seeks capital growth. The Fund invests at least 80% of its net assets in equity securities. It currently emphasizes small companies that the advisor believes are under-researched and attractively valued.

     Strong Growth - This Fund seeks capital growth. The Fund invests primarily in securities that the advisor believes have above-average growth prospects

     Strong Index 500 - This Fund seeks to approximate as closely as practicable (before fees and expenses) the capitalization-weighted total rate of return of that portion of the U.S. market for publicly-traded common stocks composed of the larger capitalization companies.

     Strong International Stock - This Fund seeks capital growth. It invests primarily in the equities securities of issuers located outside the United States.

     Strong Schafer Value - This Fund's primary investment objective is long-term capital appreciation. The Fund invests primarily in common stocks and other equity securities. Current income is a secondary objective in the selection of investments.

     AccuStaff Incorporated Stock Pool- This Fund was created specifically for AccuStaff employees. The fund purchases 95% of its value in AccuStaff Incorporated stock. Five percent is held in the Strong Money Market Fund. The combined value is unitized. The participant then invests in these units.

     Merrill Lynch Money Market- This Fund seeks current income, a stable share price and daily liquidity.

Earnings Allocation - Plan earnings are allocated to participants' accounts on a daily basis based upon their individual account balances as of the beginning of the Plan's fiscal year, less any withdrawals made during the year.

Forfeiture Allocation - Forfeitures of terminated participants' accounts related to the provisions of the Plan would result in a reduction of the Company's contributions in the year of such forfeiture. In 1998, employer contributions were reduced by approximately $18,000 from forfeited nonvested accounts.

Vesting - Employee contributions plus actual earnings thereon are fully vested at all times. Employer contributions made on behalf of each participant are partially vested from service years two through four and become fully vested after the participant completes five service years. Pursuant to an amendment to the Plan, effective January 1, 1998, vesting will occur equally over four years of service.

In the event of death or total and permanent disability while under the Company's employment, all amounts credited to the participant's account as of the subsequent plan anniversary date are considered fully vested.

Payment of Benefits - Upon retirement, death or disability, a participant or participant's beneficiary will receive a lump sum amount or installments over a period of time not more than the participant's/beneficiary's life expectancy determined at the time of distribution.

Participant Notes Receivable - Participants may receive loans from the Plan within limits established by rules under the Internal Revenue Code. All loans must be collateralized. A participant may use up to one-half of his or her non-forfeitable account balance under the Plan to collateralize a loan. Loans require periodic payments with principal amortized over a period not to exceed five years, except for loans to acquire a principal residence, which require periodic payments over a reasonable period determined at the date the loan is made. All loans are considered a directed investment from a participant's account under the Plan. All payments of principal and interest by a participant on a loan are credited to his or her account.


2.     Summary of Significant Accounting Policies:

Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

Administrative Expenses - All expenses of administration may be paid out of the Plan's funds or by the Company.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value based upon quoted market prices. Investments for which quoted market prices are not available, principally limited partnerships, are carried at their estimated fair value as determined by the limited partnership or Trustee. The AccuStaff Incorporated Stock Pool is valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Gains or losses on the sale of investments are based on the cost or adjusted value of each specific investment.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (deprecation) on these investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Benefits - Benefits are recorded when paid.

3.     Investments:

Investments which exceeded 5% of the Plan's net assets are summarized as follows:

     Investments at Fair Value as Determined by Quoted Market Prices:

                                                September 27,     December 31,
                                                    1998              1997
                                                ------------      ------------
Strong Money Market                             $  3,075,841      $    984,184
Strong Mutual Funds Pooled accounts:
  Government Securities                            1,514,514                 -
  Common Stock                                     1,827,886           712,064
  Growth                                           1,823,402           715,313
  Index 500                                        1,103,827                 -
  Schafer Value                                    1,438,183                 -


4.     Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

5.     Tax Status:

The Internal Revenue Service has determined and informed the Company by letter dated August 20, 1998, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.     Financial Instruments:

Certain financial instruments potentially subject the Plan to concentrations of credit risk. These financial instruments consist of money market funds, common stocks and pooled accounts with a mutual fund company.

The Plan limits its credit risk by maintaining its money market funds and pooled
general   accounts   with  what  it  believes  to  be  high  quality   financial
institutions.

7.     Related Party Transactions:

Certain Plan expenses for accounting, legal and administrative services were paid for by the Company. These expenses were approximately $33,300 and $65,400 in 1998 and 1997, respectively.

Employees can elect to allocate their contributions to the purchase of AccuStaff Incorporated stock units, via the AccuStaff Incorporated Stock Pool Fund.

8.     Merger of Subsidiary Plan:

During 1998, the Plan was amended to include the defined contribution plan of one subsidiary. The plan was a subsidiary of AccuStaff during 1998. The following table details the subsidiary, merger date and amounts of assets transferred into the AccuStaff plan.



Subsidiary                                              Date              Amount
----------------------------------------------------------------------------------
Firstaff, Inc. 401(k)and Profit Sharing Plan         July 2, 1998       $  831,574



9.     Subsequent Event:

On October 30, 1998,  participants  and their account  balances in the amount of
approximately   $1,750,000   were   transferred  to  the  Plan  from  the  Modis
Professional Services, Inc. Retirement Savings Plan.

Supplemental Schedules

AccuStaff Incorporated Employee Savings and Profit Sharing Plan and Trust
Item 27a - Schedule of Assets Held for Investment Purposes as of September 27, 1998


                                                                                                    Net
                                                                                                Appreciation
                                                                                Fair           (Depreciation)
                                                              Cost              Value          in Fair Value
                                                          ------------        ------------       ------------
Strong Money Market Fund                                  $   3,075,841       $  3,075,841       $          -
Strong Mutual Fund Pooled accounts:
  Government Securities                                       1,469,048          1,514,514             45,466
  Asset Allocation                                              487,684            470,301            (17,383)
  Common Stock                                                2,076,452          1,827,886           (248,566)
  Growth                                                      1,897,963          1,823,402            (74,561)
  Index 500                                                   1,166,575          1,103,827            (62,748)
  International Stock                                           415,430            315,706            (99,724)
  Schafer Value                                               1,707,439          1,438,183           (269,256)
  AccuStaff Incorporated Stock Pool                             587,217            392,951           (194,266)
Merrill Lynch Money Market Fund                                  82,000             82,000                  -
                                                          -------------       ------------       ------------
                                                             12,965,649         12,044,611           (921,038)

Participant notes receivable with interest
  rates ranging from 2.13% to 10.25%                             77,749             77,749                  -
                                                          -------------       ------------       ------------
Total investments                                         $  13,043,398       $ 12,122,360       $   (921,038)




AccuStaff Incorporated Employee Savings and Profit Sharing Plan and Trust
Item 27b - Schedule of Loans or Fixed Income Obligations as of September 27, 1998


The Plan had no items as described under Item 27b as of September 27, 1998.

AccuStaff Incorporated Employee Savings and Profit Sharing Plan and Trust
Item 27c - Schedule of Leases in Default or Classified as Uncollectible as of September 27, 1998


The Plan had no items as described under Item 27c as of September 27, 1998.

AccuStaff Incorporated Employee Savings and Profit Sharing Plan and Trust
Item 27d - Schedule of Reportable Transactions for the period ended September 27, 1998


The following summary of reportable transactions presents each transaction or series of transactions involving an amount in excess of five percent (5%) of the fair value of Plan assets at the beginning of the 1998 Plan year.



                                                       Number                            Number         Realized
                                                         of                                of             Gains
                                    Purchases       Transactions        Sales         Transactions       (Losses)
                                   ------------     ------------     ------------     ------------     ------------
Strong Money
  Market Fund                      $  8,903,490        155           $  6,811,833        158           $          -
Strong Mutual Fund
 Pooled Accounts:
  Government Securities               1,269,702        120                142,068        128                  1,848
  Common Stock                        1,525,445        105                180,653        136                  3,999
  Growth                              1,297,457        116                144,535        119                  2,026
  Index 500                           1,264,055        102                 95,675         76                 (3,189)
  Schafer Value                       1,452,229         97                106,840        114                  3,071


AccuStaff Incorporated Employee Savings and Profit Sharing Plan and Trust
Item 27e - Schedule of Nonexempt Transactions for the period ended September 27, 1998


The Plan executed no transactions as described under Item 27e for the period ended September 27, 1998.

AccuStaff Incorporated Employee Savings and Profit Sharing Plan and Trust
Item 27f - Schedule of Nonexempt Transactions for the period ended September 27, 1998




        Identity of                                                Description of                Earnings lost from
       Party Involved                 Relationship                  Transactions                 late contributions
-----------------------------    -----------------------    ------------------------------    --------------------------

 AccuStaff                            Plan Sponsor            Employer segregrated                       $926
    Incorporated                                              employee contributions
                                                              after the 15th business
                                                              day following the end of
                                                              the month in which amounts
                                                              were withheld from
                                                              employee wages. Subsequent
                                                              to year end, the employer
                                                              has funded all earnings
                                                              lost from late
                                                              contributions to the
                                                              respective employees.


